SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)
☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2010

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 000-24566-01

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MB Financial, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office :

MB Financial, Inc. 800 West Madison Street Chicago, Illinois 60607

MB FINANCIAL, INC. 401(k) PROFIT SHARING PLAN

Required Information

The MB Financial, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the provisions of the Employee Retirement Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of McGladrey & Pullen LLP.

MB Financial, Inc.
401(k) Profit Sharing Plan

Financial Report
December 31, 2010

Contents

Report of independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 10

Schedules

Assets (Held at End of Year)	11

Report of Independent Registered
  Public Accounting Firm

To the Plan Administrator
MB Financial, Inc.
401(k) Profit Sharing Plan
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of MB Financial, Inc. 401(k) Profit Sharing Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of MB Financial, Inc. 401(k) Profit Sharing Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As described in Note 2, the Plan adopted Financial Accounting Standards Board Accounting Standards Update 2010-25,  Plan Accounting—Defined Contribution Pension Plans (Topic 962):  Reporting Loans to Participants by Defined Contribution Pension Plans, as of December 31, 2010, which clarified how loans to participants should be classified and measured by defined contribution pension plans.  This Update was retrospectively applied to December 31, 2009.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/McGladrey & Pullen, LLP

Schaumburg, Illinois
June 27, 2011

MB Financial, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

		2009
	2010	(As Revised)

Assets
Investments at fair value:
Shares of registered investment companies	$ 78,079,750	$ 63,604,942
Common/Collective trust	13,883,158	14,325,752
MB Financial, Inc. common stock	5,796,076	6,523,752
	97,758,984	84,454,446
Receivables:
Employer contributions	5,588,707	4,445,387
Participant contributions	—	4,759
Notes receivable from participants	1,940,867	1,602,185
	7,529,574	6,052,331

Total assets	105,288,558	90,506,777

Liabilities	—	—

Net assets reflecting investments at fair value	105,288,558	90,506,777

Adjustment from fair value to contract value for interest in Common /
Collective trust relating to fully benefit-responsive investment contracts (Note 2)	(546,693)	(309,696)

Net assets available for benefits	$ 104,741,865	$ 90,197,081

See Notes to Financial Statements.

MB Financial, Inc.
401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Investment income:
Net appreciation in fair value of investments	$ 5,779,518
Dividends and interest	2,549,252
Net investment income	8,328,770

Interest income on notes receivable from participants	87,048

Contributions:
Participants	5,799,797
Employer	5,588,707
Rollovers	656,347
Other additions	9,818
Total contributions	12,054,669

Total additions	20,470,487

Deductions:
Benefits paid	5,899,213
Administrative expenses	25,919
Other deductions	571
Total deductions	5,925,703

Net increase	14,544,784

Net assets available for benefits:
Beginning of year (as revised)	90,197,081

End of year	$ 104,741,865

See Notes to Financial Statements.

MB Financial, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements

Note 1.	Plan Description

The following description of the MB Financial, Inc. 401(k) Profit Sharing Plan (the "Plan"), provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan covering all full-time and part-time employees of MB Financial, Inc. (the "Company").  Employees are eligible upon completion of three months of service and enter the Plan effective as of the first day of the month following meeting eligibility.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant accounts:

Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of (a) Plan earnings, and (b) the Company's profit sharing contributions, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions:

The Company contributes to the Plan from current or accumulated profits.  In 2010, the Company contributed on behalf of each participant a matching contribution equal to 100% of each participant's deferral contribution up to the first 1% of the participant's compensation and 50% of each participant's deferral contribution for the next 5% of the participant's compensation, along with a profit sharing contribution of approximately 3% of compensation in 2010.  Matching contributions are required by the Plan, while profit sharing contributions are discretionary.  Each participant may make tax deferred contributions up to 75% of his or her compensation, as defined in the Plan.  Participants may also make post-tax contributions as allowed by the Plan.  Participants may make rollover contributions to the Plan from prior employer plans.  Contributions are subject to certain limitations.

Vesting:

Participants are immediately vested in their contributions and Company matching contributions made prior to 2008 plus actual earnings thereon.  Vesting in the Company matching contributions made in 2008 or later plus actual earnings thereon, if any, occurs after 2 years of credited service.  Vesting in the Company’s profit sharing contribution portion of their accounts plus actual earnings thereon, if any, is based on years of service, as defined.  A participant is 100% vested after 6 years of credited service.

Investment options:

Upon enrollment in the Plan, participants may direct their contributions, the Company's matching contributions, and the Company's profit sharing contributions in a variety of investment options as more fully described in the Plan's literature.  Participants may change their investment options at any time.

MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Notes receivable from participants:

Participants may borrow from their accounts, generally up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances.  Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant's account.  The interest rate is the Prime Rate as received by Vanguard from Reuters plus 1%.  The procedure for determining the loan interest rate is subject to change at the discretion of the Plan Administrator.  Current interest rates on outstanding loans range from 4.25% to 10.00%.  Principal and interest payments are required to be paid not less than quarterly.

Payment of benefits:

Upon retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installment payments.  Upon termination, a participant may elect to receive a lump-sum amount or direct rollover into another plan equal to the vested value of his or her account or a split distribution between these two options.  Additionally, the Plan allows for hardship withdrawals under specific situations outlined in the Plan document.  In the case of a qualifying hardship withdrawal, the Administrator, at the election of the Participant, shall direct the trustee to distribute to any participant in any one plan year up to the lesser of 100% of the vested balance of any account of the participant, or the amount necessary to satisfy the immediate and heavy financial need of the participant or a beneficiary of the participant.

Benefits are recorded when paid.

Forfeitures:

At each anniversary date, defined as December 31, any forfeitures since the prior anniversary date shall be made available to reinstate previously forfeited account balances for former participants.  The remaining forfeitures, if any, shall be used to reduce the contribution of the Company in the year in which such forfeitures occur.  For the year ended December 31, 2010, Company contributions were reduced by approximately $226,000 from forfeited non-vested accounts.

Trustee and Recordkeeper:

The Plan custodian, recordkeeper and trustee is Vanguard Fiduciary Trust Company (Vanguard).

Note 2.	Significant Accounting Policies

Basis of accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition:

Investment contracts held by a defined-contribution plan are to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common/collective trust.  As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common/collective trust as well as adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 6 for discussion of fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and those changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued by unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

New authoritative accounting guidance:

In January 2010, the Financial Accounting Standards Board (FASB) issued ASU 2010-6, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements which requires new disclosures and reasons for transfers of financial assets and liabilities between Levels 1 and 2.  This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and those disclosures should include a discussion of inputs and valuation techniques.  It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes.  With respect to matters other than Level 3 measurements, the amendment is effective for periods beginning after December 15, 2009 and was adopted January 1, 2010.  The guidance related to Level 3 measurements is effective for periods beginning after December 15, 2010.  The adoption of that provision is not expected to have a material impact on the financial statements.

In September 2010, the FASB issued an amendment, Plan Accounting – Defined Contribution Pension Plans (ASU 2010-25), which provides guidance on how loans to participants should be classified and measured.  This amendment requires loans to participants be classified as notes receivables from participants, which are segregated from plan investments, and measured at their unpaid principal balance plus any accrued but unpaid interest.  This amendment should be applied retrospectively to all prior periods presented effective for fiscal years ending after December 15, 2010.

This amendment was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009.  Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment.  The adoption resulted in a reclassification of participant loans totaling $1,940,867 and $1,602,185 from investments to receivables as of December 31, 2010 and 2009, respectively.  As a result of measuring loans to participants at their unpaid principal balance plus any accrued but unpaid interest, net assets available for benefits as of December 31, 2009 and the beginning net assets on the statement of changes in net assets available for benefits for the year ended December 31, 2010 decreased by $50,593.  The adoption also resulted in a reclassification of the interest income on notes receivable from participants from investment income from interest and dividends of $87,048 in 2010.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  This update changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This update is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited, and requires prospective application. The Plan is currently evaluating the impact this update will have on the Plan’s net assets available for benefits or changes in net assets available for benefits.

MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Note 3.	Investments

The following represents the Plan's investments at December 31, 2010 and 2009.  Investments representing 5% or more of the Plan's net assets are separately stated.

		2009
	2010	(As Revised)

Shares of registered investment companies:
American Funds Growth Fund of America; R-4 Class	$ 5,896,093	$ 4,644,855
PIMCO Total Return Fund, Administrative Class	10,059,213	11,144,120
Vanguard International Growth Fund Investor Shares	5,439,561	3,787,660	*
Vanguard Target Retirement 2025 Fund	5,547,570	4,173,823	*
Vanguard Windsor II Fund Investor Shares	8,933,609	7,836,861
Other	42,203,704	32,017,623
Common/Collective trust:
Vanguard Retirement Savings Trust VIII	13,883,158	14,325,752
Common stock:
MB Financial, Inc.	5,796,076	6,523,752
	$ 97,758,984	$ 84,454,446

* Less than 5% in the year presented.

The Plan's investments, including investments bought, sold, and held during the year ended December 31, 2010, appreciated (depreciated) in value as follows:

Shares of registered investment companies	$ 6,510,956
Common stock	(731,438)
$ 5,779,518

Note 4.	Related Party Transactions

The Company provides certain administrative services to the Plan and is not reimbursed.  Certain other administrative expenses are paid by the Company.  These expenses are not material to the financial statements.

The Plan held 334,646 shares of MB Financial, Inc. common stock with a cost of $7,722,868 and a fair value of $5,796,076 at December 31, 2010.  The Plan purchased approximately 39,028 shares of MB Financial, Inc. common stock at a cost of $743,355 and sold approximately 35,201 shares for $723,210 during the year ended December 31, 2010.  The Plan held 330,819 shares of MB Financial, Inc. common stock with a cost of $7,781,036 and a fair value of $6,523,752 at December 31, 2009.

The Plan invests in certain registered investment companies and a common/collective trust managed by Vanguard.  Vanguard is the trustee and custodian of the Plan's assets and therefore these transactions qualify as party-in-interest transactions.

Note 5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their accounts.

MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Note 6.	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value as it relates to financial assets and liabilities and to nonfinancial assets and liabilities measured at fair value on a recurring basis.  That framework provides a three-level valuation hierarchy based upon observable and unobservable inputs, with preference given to observable inputs.  The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Observable inputs such as quoted prices for identical assets or liabilities;

Level 2
Observable inputs such as (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active and do not require significant adjustment based on unobservable inputs; or (iii) valuations based on pricing models, discounted cash flow methodologies or similar techniques where significant inputs (e.g. interest rates, yield curves, etc.) are derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3
Unobservable inputs, including valuations based on pricing models, discounted cash flow methodologies or similar techniques where at least one significant model assumption or inputs is unobservable.  Unobservable inputs are used to the extent that observable inputs are not available and reflect the Plan’s own assumptions about the assumptions the market participants would use in pricing the assets or liabilities.  Unobservable inputs are based on the best information available in the circumstances, which might include the Plan’s own data.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

Registered Investment Companies - Core Funds and Target Retirement Funds:  Valued at the net asset value (‘NAV’) of shares held by the Plan at year end.

Common/Collective Trust Funds: Valued based on information reported by the investment advisor using the financial statements of the common/collective trust at year end.

MB Financial, Inc. common stock:  Valued at the closing price reported on the NASDAQ stock exchange.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010.

	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Shares of registered investment companies:
Core funds	$ 43,062,279	$ -	$ -	$ 43,062,279
Target retirement funds	35,017,471	-	-	35,017,471
Total shares of registered investment companies	78,079,750	-	-	78,079,750
Common/Collective trust	-	13,883,158	-	13,883,158
MB Financial, Inc. common stock	5,796,076	-	-	5,796,076
Total	$ 83,875,826	$ 13,883,158	$ -	$ 97,758,984

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009.

	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Shares of registered investment companies:
Core funds	$ 36,504,323	$ -	$ -	$ 36,504,323
Target retirement funds	27,100,619	-	-	27,100,619
Total shares of registered investment companies	63,604,942	-	-	63,604,942
Common/Collective trust	-	14,325,752	-	14,325,752
MB Financial, Inc. common stock	6,523,752	-	-	6,523,752
Total	$ 70,128,694	$ 14,325,752	$ -	$ 84,454,446

The following table sets forth the fair value of investments in certain funds that calculate net asset value per share (or its equivalent):

	Fair Value	Fair Value			Redemption
	as of	as of	Unfunded	Redemption	Notice
	12/31/2010	12/31/2009	Commitment	Frequency	Period

Common/Collective Trust (1)	$ 13,883,158	$ 14,325,752	$ -	12 months	12 months

(1)
This includes highly rated synthetic investment contracts, traditional investment contracts and cash investments.  Investments in this category can be redeemed immediately at the participant level and in 12 months at the Plan level, at the current net asset value per share based on the fair value of the underlying assets.  The fair value of investments in this category has been estimated using the net asset value per share of the investments.

MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Note 7.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 11, 2008, that the Plan is qualified and the trust established under the Plan is exempt under the appropriate sections of the Internal Revenue Code ("IRC").  The Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.  The Plan has been amended subsequent to the most recent amendment indicated in the determination letter.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for prior years to 2007.

Note 8.	Reconciliation of Differences Between these Financial Statements and the Financial Information Required on Form 5500

The following is a reconciliation of the differences between these financial statements and the financial information shown on Form 5500:

		2009
	2010	(As Revised)

Net assets available for benefits per
the financial statements	$ 104,741,865	$ 90,197,081
Fair value adjustment of fully benefit-responsive contracts	546,693	309,696
Fair value adjustment of participant loans	-	50,593
Investments	1,940,867	1,602,185
Receivables - notes receivable from participants	(1,940,867)	(1,602,185)
Net assets available for benefits per the Form 5500	$ 105,288,558	$ 90,557,370

Changes in net assets available for benefits
per the financial statements	$ 14,544,784
Investment income - fair value adjustment of fully benefit responsive contracts	236,997
Investment income - fair value adjustment of participant loans	(50,593)
Investment income - interest on participant loans	87,048
Interest income on notes receivable from participants	(87,048)
Changes in net assets available for benefits
per the Form 5500	$ 14,731,188

MB Financial, Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i - Assets (Held at End of Year)
December 31, 2010
EIN 36-4460265, PN 001

		(c)
	(b)	Description of investment
	Identity of issue,	including maturity date,		(e)
	borrower, lessor	rate of interest, collateral,	(d)	Current
(a)	or similar party	par or maturity value	Cost	Value

	Invesco Mid Cap Core Equity Fund, Class I	Registered Investment Company	N/A	$ 590,480
	American Funds Growth Fund of America; R-4 Class	Registered Investment Company	N/A	5,896,093
	Davis New York Venture Fund, Inc. - Class A Shares	Registered Investment Company	N/A	2,126,093
	Lord Abbett Small-Cap Blend Fund – Class I	Registered Investment Company	N/A	1,666,695
	PIMCO Total Return Fund, Administrative Class	Registered Investment Company	N/A	10,059,213
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	N/A	4,643,634
*	Vanguard International Growth Fund Investor Shares	Registered Investment Company	N/A	5,439,561
*	Vanguard Mid-Cap Index Fund Investor Shares	Registered Investment Company	N/A	3,316,036
*	Vanguard Prime Money Market Fund	Registered Investment Company	N/A	221,794
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	N/A	1,314,364
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	N/A	2,377,177
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	N/A	3,932,735
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	N/A	4,493,707
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	N/A	5,547,570
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	N/A	4,703,340
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	N/A	4,662,930
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	N/A	2,065,032
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	N/A	2,547,404
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	N/A	1,912,717
*	Vanguard Target Retirement Income	Registered Investment Company	N/A	1,460,495
*	Vanguard Total Bond Market Index Fund Investor Shares	Registered Investment Company	N/A	169,071
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	N/A	8,933,609
*	Vanguard – Retirement Savings Trust VIII	Common/Collective Trust	N/A	13,883,158
*	MB Financial, Inc. Common Stock	Common Stock	N/A	5,796,076
*	Participant Loans	Interest Rates Range from
		4.25% to 10.00% Maturing
		through 10/21/2025	N/A	1,940,867
				$ 99,699,851

*	Party-in-interest.
N/A - Investments are participant directed; therefore, cost is not applicable.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MB FINANCIAL, INC. 401(k) PROFIT SHARING PLAN

By: MB Financial Inc., as Plan Administrator

Date:	June 27, 2011	/s/ Jill E. York
Jill E. York Vice President and Chief Financial Officer